Exhibit 12.1

	Ratio of Earnings to Combined Fixed Charges And Preferred Stock Dividends Almost Family, Inc.

						Three Months
	Year Ended December 31,					Ended
	2002	2003	2004	2005	2006	March 31, 2007
EARNINGS

Pretax income from continuing operations	$2,444,604	$1,133,798	$2,820,340	$4,356,881	$7,091,556	$2,855,482

Plus: fixed charges	996,625	997,257	611,112	617,497	680,923	417,163

Earnings	$3,441,229	$2,131,055	$3,431,452	$4,974,378	$7,772,479	$3,272,645

FIXED CHARGES

Interest including amortization of debt issuance expense	$621,097	$645,536	$270,842	$245,376	$223,171	$255,708

Interest portion of rental expense	375,528	351,721	340,270	372,121	457,751	161,454

Fixed Charges	$996,625	$997,257	$611,112	$617,497	$680,922	$417,162

Ratio of earnings to fixed charges (1)	3.5	2.1	5.6	8.1	11.4	7.8

(1)

For purposes of computing the ratio of earnings to fixed charges, (a) earnings consist of pretax income from continuing operations plus fixed charges and (b) fixed charges consist of interest expense including the amortization of debt issuance expense and the interest portion of rental expense.